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Exhibit 99.2


             Affiliations of Sponsor with other investment companies

The depositor is a member of Prudential Investment Management Services LLC
(PIMS), which manages various registered investment companies.

Prudential Securities is also a depositor for the following unit investment trusts:

Corporate Investment Trust Fund

Prudential Equity Trust Shares

National Equity Trust

Prudential Unit Trusts

Government Securities Equity Trust

National Municipal Trust